September 28, 2012

Jeffrey Riedler

Assistant Director

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fibrocell Science, Inc. (the “Company”)

Registration Statement on Form S-1 Filed September 7, 2012

File No. 333-183792 (the “Registration Statement”)

Dear Mr. Riedler:

This letter responds to the comments of the staff of the Securities and Exchange Commission contained in its letter to the Company dated September 19, 2012. For your convenience, we have repeated the comment prior to the response in italics.

General

1.	Please revise your disclosure throughout the filing to indicate the total number of shares that are being registered and offered pursuant to each of the four registration statements filed on September 7 (in addition to the instant registration statement, File Nos. 333- 183791, 333-183793 and 333-183794) in the aggregate. This disclosure should include previously registered shares remaining unsold and the additional shares being registered as a result of anti-dilution features of the existing warrants as described above pursuant to Section 3(b).

“Concurrently Filed Registration Statements

We currently have outstanding:

•	6,135,984 shares of common stock underlying the warrants issued in connection with our Series A Offering;

•	18,393,532 shares of common stock underlying the warrants issued in connection with our Series B Offering;

•	28,404,000 shares of common stock underlying the warrants issued in connection with our Series D Offering;

•	9,081,328 shares of common stock underlying the warrants issued in connection with our March 2010 financing; and

•	36,564,000 shares of common stock underlying our Series E Preferred Stock.

We have previously filed registration statements registering for resale shares in connection with the above warrants and preferred stock, and to date we have:

•	3,067,992 shares of common stock underlying the warrants issued in connection with our Series A Offering that remain unsold pursuant to a prior registration statement;

•	9,196,766 shares of common stock underlying the warrants issued in connection with our Series B Offering that remain unsold pursuant to a prior registration statement;

•	14,202,000 shares of common stock underlying the warrants issued in connection with our Series D Offering that remain unsold pursuant to a prior registration statement; and

•	4,540,664 shares of common stock underlying the warrants issued in connection with our March 2010 financing that remain unsold pursuant to a prior registration statement.

We are registering 3,067,992 additional shares of common stock underlying the warrants issued in connection with our Series A Offering pursuant to the registration statement of which this prospectus is a part. In addition to this registration statement, we are concurrently registering:

•	36,564,000 shares of common stock underlying our Series E Preferred Stock pursuant to File No. 333-183791;

•	9,196,766 additional shares of common stock underlying the warrants issued in connection with our Series B Offering pursuant to File No. 333-183793; and

•	14,202,000 additional shares of common stock underlying the warrants issued in connection with our Series D Offering pursuant to File No. 333-183794.”

Cover Page

2.

Please revise the prospectus cover page to indicate the total number of shares being offered for sale pursuant to Rule 429 which is the total number of unsold shares being carried forward from the prior registration statements plus the additional shares to be registered. As you indicate in your explanatory note, the registration statement, “(i) carries forward from the June 2010 Prior Registration Statement 7,366,666 shares of our common stock, which includes 2,599,996 shares of our common stock issuable upon the exercise of certain warrants held by certain of the named selling stockholders and (ii) registers an 6,135,984 additional shares of our common stock.” Accordingly, the total shares registered should reflect the sum of those amounts. Further, please advise us as to whether any shares from the February 2010 Prior Registration Statement are being carried forward on this registration statement, and, if they are, revise your explanatory note and cover page accordingly. Additionally, throughout the prospectus, where you refer to the number of shares offered in the registration statement such reference should provide the number that is the sum of all carried forward and newly registered shares.

The disclosure referenced in the staff comment incorrectly stated the entire number of shares being registered in both the Prior Registration Statements and the current registration statement. The 6,135,984 shares currently disclosed in the prospectus is correct and represents the total number of shares being registered in both the Prior Registration Statements and the current registration statement. The Company proposes to amend the cover page and all references to the number of shares offered in the prospectus to indicate that the 6,135,984 shares of common stock are being offered for sale pursuant to Rule 429, and includes 3,067,992 unsold shares carried forward from Prior Registration Statements plus 3,067,992 additional shares registered pursuant to the current registration statement.

The Company proposes to revise the final two paragraphs in the “Explanatory Note” as follows:

“Accordingly, the prospectus that is part of this Registration Statement (i) carries forward 3,067,992 unsold shares of common stock from the shares listed above from the Prior Registration Statements and (ii) registers an additional 3,067,992 shares of common stock underlying Series A Preferred warrants.”

A registration fee in respect of the 3,067,992 shares of our common stock being registered in this Registration Statement on Form S-1 is being paid concurrently with the filing of this Registration Statement on Form S-1.”

In addition, the Company proposes to amend “Calculation of Registration Fee” to only include the additional 3,067,992 shares of common stock being registered.

Prospectus Summary, page 1

3.	Please expand your disclosure to disclose the aggregate number of shares that could be issued under all existing conversion rights and pursuant to all outstanding options or warrants, the number of such shares in the aggregate registered for resale and the potential adverse effects on the market that may result upon exercise of all such rights and/or resale of all such shares. Additionally, please include similar disclosure of the aggregate share amounts in your risk factor titled “We have a significant number of warrants and convertible preferred stock outstanding…” on page 9 and expand your discussion to include associated risks to current shareholders and potential investors.

The Company proposes to add the following at the end of the section “Prospectus Summary – Recent Developments” on page 2 of the prospectus:

“As of September 26, 2012, we had 99,194,988 shares of common stock outstanding. In addition, we had 14,084,750 shares of common stock underlying our options, 136,662,532 shares of common stock underlying our warrants, and 47,928,000 shares of common stock underlying our preferred stock. Of the foregoing shares, we have registered the resale of a total of 108,531,489 shares underlying warrants and preferred stock under the registration statement of which this prospectus is a part and under other registration statements.

The additional shares of our common stock to be issued in the future upon the exercise of warrants or the conversion of preferred stock could cause the market price of our common stock to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline, and could materially impair our ability to raise capital through the sale of additional securities.”

The Company proposes to revise the risk factor titled “We have a significant number of warrants and convertible preferred stock outstanding…” on page 9 of the prospectus as follows (emphasis added):

“We have a significant number of warrants and convertible preferred stock outstanding that contain anti-dilution and price-protection provisions that may result in the reduction of their exercise prices or conversion prices in the future.

Since October 2009, we have completed several offerings of convertible preferred stock and warrants. Many of these securities contain anti-dilution provisions, which provisions require the lowering of the conversion price or exercise price, as applicable, to the purchase price of future offerings. Furthermore, with respect to certain of the warrants issued in these offerings, if we complete an offering below the exercise price of such warrants, the number of shares issuable under the warrants will be proportionately increased such that the aggregate exercise price payable after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price prior to such adjustment. The conversion and exercise price of our convertible preferred stock and warrants has been lowered in the past (with proportional increases in the number of shares underlying the warrants as described in the preceding sentence) due to the completion of subsequent financings. If in the future we issue securities for less than the conversion or exercise price of the securities we issued in these prior financings, we may be required to further reduce the relevant conversion or exercise prices, and the number of shares underlying the warrants may be increased.

During the term that the warrants and preferred stock are outstanding, the holders of those securities are given the opportunity to profit from a rise in the market price of our common stock. In addition, certain of the warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants or preferred stock are outstanding. At any time during which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.

As of September 26, 2012, we had 99,194,988 shares of common stock outstanding. In addition, we had 14,084,750 shares of common stock underlying our options, 136,662,532 shares of common stock underlying our warrants, and 47,928,000 shares of common stock underlying our preferred stock. Of the foregoing shares, we have registered the resale of a total of 108,531,489 shares underlying warrants and preferred stock under the registration statement of which this prospectus is a part and under other registration statements.

The additional shares of our common stock to be issued in the future upon the exercise of warrants or the conversion of preferred stock could cause the market price of our common stock to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline, and could materially impair our ability to raise capital through the sale of additional securities.”

Recent Developments, page 2

Underlying Shares – Warrants, page 2

4.	Please revise the bulleted disclosure with respect to the shares underlying the warrants issued in connection with the Series A Offering and the Series D Offering to reflect the total number of shares underlying such warrants rather than the additional shares registered pursuant to the anti-dilution provision.

As discussed in the Company’s response to the staff’s comment #2, the shares underlying the various warrants (including the warrants issued in the Series A Offering and Series D Offering) currently disclosed in the prospectus represents the total number of shares being registered in both the prior registration statements and the current registration statement, and not just the additional shares registered pursuant to the anti-dilution provision.

Shareholder Meeting, page 2

5.

Please update your disclosure on page 2 and throughout the filing to reflect the results of the shareholder meeting held September 13, 2012 regarding shareholder approval of the proposal to increase your authorized stock from 250,000,000 to 1,100,000,000 and the proposal to approve an amendment to the Company’s Certificate of Incorporation to effect a reverse stock split. In light of these results, please disclose the number of shares issued and outstanding, the number reserved for issuance under all outstanding convertibles, options, warrants, contractual obligations or otherwise and the current number authorized but unreserved. Further, please disclose whether a reverse stock split was accomplished and, if so, disclose the ratio determined by the board.

The Company proposes to amend the fifth paragraph of the section “Prospectus Summary – Recent Developments” on page 2 of the prospectus and the second paragraph of the section “Description of Securities – General” on page 49 of the prospectus as follows:

“At our annual shareholder meeting held on September 13, 2012, our shareholders approved an increase in our authorized shares of common stock from 250,000,000 to 1,100,000,000 shares. The shareholders also approved an amendment to our Certificate of Incorporation to effect a reverse stock split of the outstanding shares of our common stock prior to July 31, 2013 at a ratio of any of 1-for-2, 1-for-5, 1-for-10, 1-for-15, 1-for-20 or 1-for-25, as determined by our Board of Directors, if the Board believes such action will facilitate the listing of our common stock on a national securities exchange. As of the date of this prospectus, our Board of Directors has not made any determination to complete a reverse stock split pursuant to the authority granted to the Board of Directors by our shareholders.”

Selling Security Holders, page 57

6.	Please expand your disclosure to add a separate table which identifies Selling Stockholders that will register shares for resale pursuant to two or more registration statements and indicates the total number of shares to be offered for resale in the aggregate and the resulting approximate percentage of shares to be owned after the offering assuming resale of the aggregate amount to be offered.

The Company proposes to add the following table at the end of the section “Selling Security Holders” on page 65 of the prospectus:

“Concurrently with the registration statement of which this prospectus is a part, we are also registering:

•	36,564,000 shares of common stock underlying our Series E Preferred Stock pursuant to a Form S-1 registration statement (file No. 333-183791);

•	9,196,766 additional shares of common stock underlying the warrants issued in connection with our Series B Offering pursuant to a Form S-1 registration statement (file No. 333-183793); and

•	14,202,000 additional shares of common stock underlying the warrants issued in connection with our Series D Offering pursuant to a Form S-1 registration statement (file No. 333-183794).

The following is a list of the selling security holders that hold shares registered for resale pursuant to two or more of the aforementioned registration statements, the amount of shares being registered pursuant to each registration statement and the resulting approximate percentage of shares to be owned after the offering assuming resale of the aggregate amount to be offered under all of the registration statements.

Name of Selling Stockholder	No. of Shares of Common Stock Registered and To Be Sold pursuant to Registration Statement No. 333-183792	No. of Shares of Common Stock Registered and To Be Sold pursuant to Registration Statement No. 333-183793	No. of Shares of Common Stock Registered and To Be Sold pursuant to Registration Statement No. 333-183794	No. of Shares of Common Stock Registered and To Be Sold pursuant to Registration Statement No. 333-183791	Percentage of Shares to be Owned After the Offering Assuming Resale of the Aggregate Amount to be Offered

AAR Accounts Family Limited Partnership	0	5,653,908	280,000	0	*

Abdallah Farrukh	0	0	100,000	1,000,000	*

Akanthos Arbitrage Master Fund L.P.	0	1,934,620	2,400,000	0	3.86%

Anthony V. Milone	0	323,588	300,000	0	*

Baoru Wang	374,994	0	2,000,000	0	13.53%

Basu Biosciences	200,004	536,934	800,000	0	1.80%

Chen Zhang	374,994	0	2,000,000	0	2.39%

Donald B. Hilliker, Jr.	0	0	60,000	40,000	*

Gavin Scotti	0	1,276,132	500,000	0	*

George Korkos	0	0	100,000	100,000	*

Health Alliance Network Defined Benefit Plan	0	536,934	740,000	0	*

Igor Voznenko	0	19,386	40,000	0	*

Jane Scotti	0	658,710	800,000	400,000	1.43%

Laura Campbell	0	0	60,000	60,000	*

LMA SPC for and on behalf of the MAP87 Segregated Portfolio	0	1,036,282	1,600,000	0	*

Mark A. Walkotten & Susan M. Walkotten	0	0	40,000	60,000	*

Phil Wade	0	53,694	80,000	240,000	*

Ravi Bhardwaj	0	0	400,000	200,000	*

Robert E. Bellus & MaryAnn Bellus	0	268,468	100,000	0	*

Stephen Slawson	0	0	40,000	40,000	*

Steve & Mollie Crampin	0	134,234	140,000	0	*

Steven Nelson	0	1,073,866	800,000	2,100,000	1.19%

Stephen W. Lefkowitz	0	268,466	300,000	60,000	*

Tao Zhou	374,994	0	400,000	0	1.13%

Steven E. Nelson Trust dated June 14, 1993, Steven E. Nelson TTEE	0	1,073,866	800,000	2,100,000	1.69%

Paul Schneider	0	134,234	0	140,000	*

William L. Davis & Elizabeth Schulz Davis	0	0	100,000	100,000	*

John Quackenbush & Audrey Quackenbush, JTWROS	0	134,234	0	56,000	*

Phillip & Josephine M. Cole	0	0	40,000	200,000	*
Delaware Charter Tax ID # 51-0099593 FBO Kevin J. Harrington R/O IRA #5676-7105 c/o Legent Clearing 9300 Underwood, Suite 400 Omaha NE 68114	0	268,466	0	400,000	0%

Straus Healthcare Partners, L.P.	681,998	0	0	2,000,000	1.70%

Margery Scotti	200,004	805,400	0	400,000	1.28%

Kevin Harrington	0	268,466	0	400,000	0%

Joseph Paresi	1,000,000	161,080	0	0	*

*	Selling stockholder owns less than 1%.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should you have any questions regarding the foregoing, please do not hesitate to contact me at (484) 713-6000 or our counsel, Cavas S. Pavri at Cozen O’Connor, at (215) 665-5542.

Sincerely,

/s/ Declan Daly

By:	Declan Daly
Chief Financial Officer